SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of January 2003

STORA ENSO CORPORATION
(Translation of registrant’s name into English)

Kanavaranta 1
P.O. Box 309
00101 Helsinki, Finland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.   Form 20-F  ☒  Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes  ☐  No  ☒

Kanavaranta 1 00160 Helsinki, Finland P.O. Box 309 FIN-00101 Helsinki, Finland Tel +358 2046 131 Fax +358 2046 21471 www.storaenso.com

News Release January 16, 2003

Stora Enso signs EUR 2.5 billion multi-currency revolving credit facility

HELSINKI, Finland – Stora Enso (NYSE:SEO) today announced that Stora Enso has signed a new EUR 2.5 billion revolving credit facility agreement with a group of 21 banks. The facility, which has a maturity of five years, is for general corporate purposes including the refinancing of existing syndicated facilities amounting to EUR 1.6 billion. The loan facility has a margin of 0.425% p.a. over Euribor.

The syndication was significantly oversubscribed and the facility size was increased from EUR 2.0 billion to EUR 2.5 billion.

Mandated Lead Arrangers for the transaction are ABN Amro Bank N.V, Barclays Capital, Crédit Agricole Indosuez and Nordea. Banks were invited to join the facility as Arrangers (EUR 150 million), Senior Lead Managers (EUR 75 million) and Lead Managers (EUR 50 million). The other banks joining the syndicate are:

Arrangers: Bank of America N.A, BNP Paribas, Citibank International plc, Commerzbank AG, Danske Bank, Dresdner Kleinwort Wasserstein, ING Group, Handelsbanken, JP Morgan Chase Bank, Skandinaviska Enskilda Banken AB, The Bank of Tokyo-Mitsubishi Ltd and UBS Warburg.

Senior Lead Managers: KBC Bank NV and Okobank Osuuspankkien Keskuspankki Oyj.

Lead Managers: Merrill Lynch Capital Markets Bank Ltd, Morgan Stanley and Sampo Bank plc.

This transaction significantly reduces the number of Stora Enso’s banking relationships, but at the same time strengthens and develops the relationships with the above core banks.

For further information, please contact:

Esko Mäkeläinen, Chief Financial Officer, tel. +44 208 432 1540
Hannu Kasurinen, Senior Vice President, Group Treasurer, tel. +32 477 69 70 71
Tim Laatsch, Senior Vice President, Communications, Stora Enso North America,
tel. 715 422 4023
Scott Deitz, Vice President, Investor Relations, Stora Enso North America,
tel. 715 422 1521

www.storaenso.com
www.storaenso.com/investors

Stora Enso is an integrated forest products company producing magazine papers, newsprint, fine papers, packaging boards and wood products, areas in which the Group is a global market leader. Stora Enso’s sales total EUR 13.5 billion and annual paper and board production capacity about 15 million tonnes. Some 43,000 persons are employed in more than 40 countries and the Company’s shares are listed in Helsinki, New York and Stockholm.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STORA ENSO CORPORATION

By:	/s/ ESKO MÄKELÄINEN
Esko Mäkeläinen Senior Executive Vice President, Accounting and Legal affairs

By:	/s/ JYRKI KURKINEN
Jyrki Kurkinen General Counsel

Date: January 16, 2003